Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.

SUPPLEMENT NO. 16 DATED JANUARY 28, 2014
TO THE PROSPECTUS DATED APRIL 22, 2013

This Supplement No. 16 supplements, and should be read in conjunction with, our prospectus dated April 22, 2013, as supplemented by Supplement No. 12 dated December 24, 2013, Supplement No. 13 dated January 3, 2014, Supplement No. 14 dated January 21, 2014 and Supplement No. 15 dated January 22, 2014. The purpose of this Supplement No. 16 is to disclose:

•the status of our initial public offering; and

•our recent real estate acquisition.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of January 24, 2014, we received and accepted subscriptions in our offering for 12.7 million shares, or $126.9 million, including 0.2 million shares, or $2.1 million, sold to NorthStar Realty Finance Corp., or our sponsor. As of January 24, 2014, 97.8 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before August 7, 2014, unless extended by our board of directors as permitted under applicable law and regulations.
Recent Real Estate Acquisition
On January 22, 2014, we, through a subsidiary of our joint venture, or the joint venture, with The Freshwater Group, Inc., or Freshwater, completed the acquisition of a 183-unit independent and assisted living facility located in Denver, Colorado, or the Harvard Square facility, for a purchase price of $31.5 million, plus closing costs. The joint venture funded the investment through a combination of proceeds from our ongoing initial public offering, a $21.5 million senior mortgage note payable, or the Harvard Square borrowing, provided by an unaffiliated third-party lender and an equity contribution from Freshwater. The transaction was approved by our board of directors in accordance with our investment guidelines. We own a 97% interest in the joint venture.
The Harvard Square facility was constructed in 1981 and consists of a three-story, 131,000 square foot building. As of January 16, 2014, resident occupancy was 91%. An affiliate of Watermark Retirement Communities, Inc., or Watermark, a national operator of senior living facilities and an affiliate of Freshwater, was hired to operate the Harvard Square facility pursuant to a seven-year management agreement with automatic one-year renewals, or the management agreement, under which Watermark will receive a base management fee equal to 5.0% of the monthly gross revenues collected. The management agreement may be terminated without penalty in the event of various defaults.
The Harvard Square borrowing bears interest at a floating rate of 2.92% over the one-month London Interbank Offered Rate. The term of the Harvard Square borrowing is 84 months. The initial 36 monthly payments on the Harvard Square borrowing are interest-only, with payments based on a 30-year amortization schedule thereafter. The Harvard Square borrowing may be prepaid at any time, subject to a declining prepayment premium ranging from 5.0-1.0% of the outstanding loan balance, depending on the year of prepayment. The loan agreement contains standard representations, warranties and covenants contained in transactions of this type. In connection with the Harvard Square borrowing, affiliates of Freshwater agreed to guaranty certain recourse carve-out and environmental obligations of the joint venture under the loan agreement and related documentation, or the guaranteed obligations. We, through our operating partnership, entered into a contribution agreement, dated January 22, 2014, or the contribution agreement, whereby we and Freshwater agreed to fund our pro rata share of certain losses arising out of the guaranteed obligations; provided, however, we or Freshwater, as the case may be, will be individually responsible for 100% of certain losses caused by the respective party.
The Harvard Square facility is the second asset to close into the joint venture, which previously acquired a 125-unit independent living facility located in Milford, Ohio for $15.6 million, plus closing costs. The joint venture has also entered into a purchase and sale agreement to acquire a 202-unit independent living facility located in Frisco, Texas, or the Parkview facility, for $39.5 million, plus closing costs and credits for certain capital expenditures. The acquisition of the Parkview facility remains subject to, among other things, the satisfaction of customary closing conditions. Although there can be no assurance that the transaction will be completed, the joint venture expects to complete the acquisition of the Parkview facility in February 2014.
The Harvard Square facility was acquired at an estimated initial capitalization rate of 6.6%, based on the estimated year one net operating income of the property divided by the purchase price of the property, excluding any acquisition fees or closing expenses. Estimated year one net operating income is the total estimated gross income (rental income, tenant reimbursements and other property-related income) derived primarily from in-place leases at the property, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) estimated based on the operating history of the property, contracts in place or under negotiation and our plans for operation of the property. Estimated year one net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and our company-level general and administrative expenses. The initial capitalization rate is meant as a measure of estimated in-place annualized net operating income yield at the time we acquire the property and is not meant to be either an indication of historical or a projection of anticipated future, net operating income yield for the property. Although there can be no assurances, we believe that Watermark’s management experience and expansion plan as further described below will significantly improve the operating performance of the Harvard Square facility compared to previous operators, leading to increased net operating income, which will enhance the return on our investment.
We believe that the Harvard Square facility is suitable for its intended purpose and adequately covered by insurance. The Harvard Square facility competes for residents with a number of facilities providing comparable services in its market, whose relative performance, along with other factors, could impact the future operating results of the Harvard Square facility. Watermark plans to expand the Harvard Square facility with approximately 38 memory care units for an estimated cost of $4.0 million. This conversion is expected to be financed through equity contributions to the joint venture.
For federal income tax purposes, we estimate that the joint venture’s depreciable basis in the Harvard Square facility will be $27.6 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. In 2013, the Harvard Square facility was subject to local real estate taxes of $110,545, or 8.3% of its assessed value, and local personal property taxes of $9,027.
In general, the resident leases at the Harvard Square facility are short-term in nature, and may be terminated by either party upon 30 days’ written notice. The following table is a schedule of the historical average monthly occupancy and average monthly revenue per occupied unit at the Harvard Square facility:

	Historical Operating Results
	2009	2010	2011	2012	2013
Asset
Harvard Square Facility
Average Monthly Occupancy	76%	81%	83%	90%	92%
Average Monthly Revenue per Occupied Unit	$2,293	$2,335	$2,362	$2,456	$2,519